Cash Flows

	31-Dec-22	31-Dec-23
Cash Flows From Operating Activities		
Net Income (loss) For The Period	(5,387)	(32,332)
Change In Inventory and Supplies	89,250	87,217
Change In Prepaid Taxes	(2,112)	(642)
Change In Accounts Payable	(27,199)	3,679
Change In Taxes Payable	(31)	(318)
Change In Unearned Revenue	(10,480)	(7,087)
Change In Unredeemed Gift Cards	1,140	509
Change In Longterm Debt	(80,497)	(80,121)
Depreciation	9,507	6,580
Net Cash Flow From Operations	(25,809)	(22,515)
Cash Flows From Financing Activities		
Distributions to Members		
Ryan Miner [Salary]	(38,370)	(38,315)
Madeline Alcott [Salary]	(38,370)	(38,315)
Rounding adjustment		(1)
Net Cash Flow From Financing Activities	(76,740)	(76,631)
Cash at Beginning of Period	260,057	157,509
Net Increase (Decrease) in Cash	(102,548)	(99,146)
Cash at End of Period	**157,509**	**58,363**